OFFERING MEMORANDUM: PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

February 1, 2018

Royalty Beauty Supply

https://www.facebook.com/royaltybeautysupply/

Akron, Ohio 44320

Up to $395,625.00 principal amount of Shares of Non-Voting Common Stock
Representing 47% of the Company

Minimum Purchase: 20 shares ($100.00)

Minimum Amount that must be raised: $205,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Investment

Investment Limitations:

Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

• Annual income AND net worth greater than $100,000:
> o 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;

 • Annual income or net worth less than $100,000:
> o the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Investment Minimum: The Company must raise $205,000.00 in the offering in order for the transaction to go forward. If the offering does not yield at least $205,000.00, then the Company will return your investment.

Offering Exemption: This offering is being conducted by Buy the Block ("BTB"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

THE COMPANY AND ITS BUSINESS

Royalty Beautiful Supply, LLC ("RBS" or the "Company") is a start-up multi-ethnic beauty supply store that is located at 996 Chalker Street in Akron, Ohio. RBS was formed in March 2017 by LaTaja Dingle. The Company is a retail beauty supply store serving the community of Akron, Ohio. RBS's primary customers are African-American; however, it will meet the needs of all residents within the greater Akron area. RBS seeks to provide a one-stop, full-service shopping experience for the beauty market in Akron with products and equipment from various manufacturers.

As a part of this offering, RBS expects to purchase real estate in the downtown Akron, Ohio area within the 44320-zip code. RBS is looking for a site that is approximately between 1,200 to 5,000 square feet.

For further information on the Company and its business plan, please see the Company's page on the BTB website, as well as Exhibit D to the Form C of which this Offering Memorandum forms a part.

THE TEAM

La'Taja Dingle, CEO and Founder, is the sole employee and owner of RBS. She was born in Akron, Ohio and attended Columbus State University, Strayer University and University of Phoenix. La'Taja has earned several college credits in business and social work.

Over time, La'Taja worked – and still works in -- the real estate industry. In connection with her real estate work, she has purchased two homes to initiate her portfolio in the industry. Given an interest with hair care products, La'Taja conducted due diligence on the industry and decided to open a beauty supply store. She is 27 years old.

In addition to La'Taja, it is anticipated that the business will add one or two employees in 2018.

Related Party Transaction

The Company was initially capitalized by an investment of $4,773.00 from the Founder, La'Taja Dingle, paid in/on March 22, 2017.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all Companies in its business, and all Companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

- **We have a limited operating history.** We have a limited operating history, with few sales to date. If you are investing in this Company, it's because you think this is a good idea, that RBS can execute it better than the competition, that the Company can price its services and products right and sell to enough people that the Company will succeed. We are an operational company, but in terms of long term success, it's impossible to know what will happen.

- **The Company is going to need more money**. The Company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

- **Our business projections are only estimates**. There can be no assurance that the Company will meet those projections. The Company will only succeed (and you will only make money) if there is sufficient demand for its products and services, people think it's a better option than the competition and RBS has priced the services at a level that allows the Company to make a profit and still attract business.

- **Any valuation at this stage is pure speculation**. No-one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Terms of subsequent rounds of capital-raising could impact your investment.** The Company will need to raise further capital to succeed, and the terms of subsequent rounds could impact your investment. Future rounds will also affect ownership structure and could dilute your percentage share of the Company.

- **You are also taking a risk on the consumer goods and beauty industry overall**. By investing in the Company, you are also investing in the consumer goods and beauty industry overall. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the Company, and you are taking on that risk. With a global supply chain, events across the world can affect supply chain reliability.

- **You are trusting in management discretion**. You are buying non-voting common shares, so you must still trust the management of the Company to make good business decisions that grow your investment.

- **You can't easily resell the securities**. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **Unanticipated obstacles to execution of business plan**. Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish the Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

- **Competition is significant.** The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

- **Over Reliance on Management**. We depend on our management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects – and several employees have not yet been hired.

- **Risk of Purchasing and Owning Real Estate.** The investment in real estate (buying a building) will be subject to the risks generally incident to ownership of real property, including, but not limited to uncertainty of cash flow to meet fixed and other obligations; adverse changes in local employment conditions, interest rates and real estate tax rates; changes in fiscal policies; and uninsured losses and other risks that are beyond the control of the Company. There can be no assurance of profitable operations because the cost of owning real estate assets may exceed the income produced, particularly since certain expenses related to real estate, such as property taxes, utility costs, maintenance costs and insurance, tend to increase over time and are largely beyond the control of the owner.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The sole owner of RBS is La'Taja Dingle. Pre-offer, she owns 100% of the Common Stock. After the transaction, assuming the maximum sale of $395,625.00 is met, Ms. Dingle will own 53% of the Company.

The Companies Securities

The Company is issuing one class of non-Voting Common Stock with the following characteristics:

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our non-voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our non-Voting Common Stock are not entitled to vote on any matters.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

What it means to be a minority holder

As an investor in non-Voting Common Stock of the Company, you will have very limited rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the Company;

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements.

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Snyder Accounting and Tax Services CPA, Cleveland, Ohio.

Financial Condition

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

Results of Operations

Our Company earned no revenue during the period ended December 31, 2017.

The Company's operating expenses consist of general and administrative costs. Operating expenses in 2017 amounted to $4,613.00, resulting in net loss from operations of $4,613.00 in 2017. Once the Company commences its planned principal operations, it will incur significant additional expenses.

The Company is dependent upon additional capital resources for the commencement of its planned principal operations. As a result, the financial state of the Company has stayed the same since the end of the period covered by the financial statements.

The Company has not earned revenues as of the date of this Offering and does not anticipate earning revenues until it has raised sufficient funds to launch its sales and marketing campaigns.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the amount set out above, we will use approximately 52% of the funds to purchase real property for the business, another 35% for sales & marketing and the remaining to cover operational and legal expenses. We anticipate being operational within 2 months of the conclusion of the raise.

- We anticipate seeking debt funding, likely through a bank loan, of up to $250,000.00 in addition to the equity raise.

- We expect that once we have all funds in place to be able to grow at a rapid pace within 6-12 months (after raising money – debt and equity).

Liquidity and Capital Resources; Future Trends

To date, the Company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $4,613.00.

The Company had cash on hand in the amount of $160.00 at December 31, 2017.

The Company had $160.00 cash on hand as of February 1, 2018. The Company will need more funding after this Offering at which time it will consider another round of funding and/or a line of credit or debt financing in the form of a bank loan.

Valuation

We are selling 47% of our Company at a price of $395,625.00, which would suggest a total valuation for the company of $850,000.00. We didn't get any independent valuation; we priced the shares on the basis of other comparables in the market, as well as a combination of the methods, below.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, $395,625.00, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to Buy the Block, and legal, accounting and related expenses), we plan to use these proceeds as follows:

- 52% to purchase real property for the business;

- 35% to purchase various beauty shop products to sell to salons, as well as marketing;

- 13% to legal, accounting and operations.

We do not plan to use the proceeds to pay off debt of the founder into this business ($5,500.00). As noted above, we plan on acquiring a capital asset – real property – immediately.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.BuyTheBlock.com, which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at www.BuyTheBlock.com.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;

3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act; and,

5. The Company ceases to do business.

How can I keep track of this investment?

You can return to Buy the Block at any time to view your portfolio of investments and obtain a summary statement. In addition to quarterly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities;

2. To an accredited investor;

3. As part of an offering registered with the SEC (such as an IPO); and,

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.